UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1. Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Sub:	Approval granted by Reserve Bank of India (RBI) to HDFC Bank Limited to acquire ‘aggregate holding’ of up to 9.50% of the paid-up share capital or voting rights in ICICI Bank Limited

Ref:  Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is to inform you that on February 5, 2024 at 8.22 p.m., ICICI Bank Limited (the Bank) has received a copy of RBI letter dated February 5, 2024 addressed to HDFC Bank Limited (the applicant) that it has accorded its approval to the applicant to acquire ‘aggregate holding’ of up to 9.50% of the paid-up share capital or voting rights in the Bank within one year from the date of RBI approval letter, failing which RBI approval shall stand cancelled. The approval is subject to certain conditions including compliance with the relevant statutory and regulatory provisions.

Pursuant to an application filed by the applicant, RBI had sought comments from ICICI Bank for the proposed acquisition by any or all of the group companies of the applicant namely, HDFC Mutual Fund, HDFC Life Insurance Company Limited, HDFC Pension Management Company Limited and HDFC ERGO General Insurance Company Limited in any proportions such that their aggregate holding does not exceed 9.50% of the paid-up share capital of the Bank.

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date :	February 6, 2024	By:	/s/ Prachiti D. Lalingkar

			Name :	Prachiti D. Lalingkar
			Title :	Company Secretary